Exhibit 6.1

TENANCY IN COMMON AGREEMENT

TENANCY IN COMMON AGREEMENT (“Agreement”) made as of June 22, 2020, by and among CPI East Hampton I, LLC, CPI East Hampton II, LLC and CPI East Hampton III, LLC, each being a New Jersey limited liability company, having an address at 195 North Street, Suite 100, Teterboro, NJ 07608, as tenants in common, referred to collectively as “Owners” and singularly as an “Owner”. In consideration of the obligations set forth in this Agreement and other good and valuable consideration, it is mutually agreed by the Owners as follows:

1. Tenants in Common: Owners have acquired (a) fee simple title in and to the real property located at 118 Northampton Street, Easthampton, Massachusetts (“Property”); and (b) an estate, as landlord, in that certain Lease dated June 19, 1995, as amended, by and between Berkshire-Easthampton LLC as successor landlord and East Hampton CVS, Inc., , as tenant, as assigned (the “Existing Lease”). The Property is more fully described on Exhibit “A” of this Agreement. "Lease" means any lease, occupancy, license, concession or other instrument or arrangement which grants a person a legally enforceable right not revocable at will, to the use and/or occupancy of the Property or any portion of the Property, including the Existing Lease. Subject to the Management Agreement (defined below), the Owners' activities are limited to those customarily performed in connection with the maintenance and repair of the Property, consistent with Revenue Ruling 75-374, 1975-2 C.B. 261. For the purpose of the immediately preceding sentence, activities will be treated as customary activities if the activities would not prevent an amount received by an organization described in Internal Revenue Code (“Code”) Section 511(a)(2) from qualifying as rent under Code Section 512(b)(3)(A) and the Treasury regulations thereunder. This Agreement is intended to supersede any previous Tenancy in Common Agreement affecting the Property.

2. Funds Required for Closing; Pro Rata Shares:

2.1. The undivided interests in the Property held by the Owners as tenants in common are referred to in this Agreement as “Interests.” “Pro Rata Share” means a fraction with a numerator equal to the Interests of an Owner, and a denominator equal to 100.00 percent. Upon the completion of the closing of title to the Property (“Closing”), the Owners shall have the Pro Rata Shares of Interests set forth in the first paragraph of this Agreement, as tenants in common:

Owner:	Undivided Interest:

CPI East Hampton I, LLC	27.096%
CPI East Hampton II, LLC	59.356%
CPI East Hampton III, LLC	13.548%

2.2 Omitted.

2.3. The Owners may obtain a Mortgage Loan on the Property. The Owners anticipate that all funds required for the operation of the Property, the fulfillment of the Owners’ obligations under the Lease, and payment of the debt service evidenced and/or secured by the Mortgage Loan Documents, will be obtained from the cash flow from the Existing Lease. However, additional funds may be required in the event that the rents and additional rents from the Existing Lease and/or any other Leases are insufficient to pay such expenses. If additional funds are necessary in the reasonable judgment of Manager (“Additional Contributions”), excluding any moneys which may be required to be paid to the Owners pursuant to Section 2.8 of this Agreement, each Owner shall furnish its Pro Rata Share of such Additional Contributions not later than the Additional Contribution Due Date. “Additional Contribution Due Date” means the date which is thirty (30) days after the date Manager gives the other Owners notice of the Additional Contribution required. However, no Owner shall be obligated to furnish any part of an Additional Contribution if the other Owners do not furnish their Pro Rata Shares prior to the expiration of the thirty (30) day period. If an Owner furnishes its Pro Rata Share of an Additional Contribution and any other Owner fails to do so, the Owner who paid its Pro Rata Share shall be entitled to a full refund if demand for the refund is made within fifteen (15) days after the Additional Contribution Due Date. “Mortgage Loan” means a loan made to or assumed by all of the Owners and secured by a bona fide mortgage, deed of trust or trust deed encumbering all of the Property. “Mortgage Loan Documents” means a bona fide mortgage or trust deed made or assumed by all of the Owners and encumbering all the Property and any assignments, promissory notes, agreements and other documents made or authorized by all of the Owners which evidence or secure any of the debt secured by a mortgage or trust deed encumbering all of the Property.

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2.4. If all the Owners furnish their Pro Rata Shares of Additional Contributions pursuant to Section 2.3 above, the Additional Contributions shall not bear interest; provided, however, that funds advanced pursuant to Section 2.5 below shall bear interest.

2.5. If an Owner deposits its Pro Rata Share of an Additional Contribution (“Contributing Owner”) and any other Owner does not deposit its Pro Rata Share of an Additional Contribution by the Additional Contribution Due Date (“Non-Contributing Owner”); then the Contributing Owner shall have the right to pay the Pro Rata Share of the Non-Contributing Owner, as applicable, on behalf of the Non-Contributing Owner (“Implied Loan Payment”). If an Implied Loan Payment is made, the Implied Loan Payment shall be treated as a loan, which on the 31st day after the date advanced by a Contributing Owner (“Implied Lender”), shall be due and payable to the Implied Lender by the Non-Contributing Owner.

2.6. Each Non-Contributing Owner shall upon demand of an Implied Lender, immediately execute and deliver to the Implied Lender, a negotiable promissory note (“Implied Loan Note”) in the form reasonably requested by the Implied Lender, with the following terms: be payable on the 31st day after the date of the Implied Loan Payment, bear interest at the Default Rate, and provide for the payment of Litigation Expenses arising out of any breach of the Implied Loan Note. If a Non-Contributing Owner fails to execute and/or deliver an Implied Loan Note, the Implied Loan Payment shall nevertheless be repaid on the terms and conditions which would have been required by the Implied Lender in the Implied Loan Note. “Default Rate” means interest at the lesser of (i) the rate of twelve percent (12.00%) per year; or (ii) the maximum legal rate on the Implied Loan Payment then permitted by the internal law of the State in which the Property is located, as such rate may change from time-to-time while the Implied Loan Note is outstanding or deemed to be outstanding.

2.7. If at the time any funds are otherwise payable to a Non-Contributing Owner pursuant to this Agreement, there is any Implied Loan Note made or deemed made to the Non-Contributing Owner which is outstanding, then all funds which would otherwise be payable pursuant to this Agreement to the applicable Non-Contributing Owner shall instead be paid, and applied first to pay the Implied Loan Note made or deemed made by the Non-Contributing Owner until the Implied Loan Note made or deemed made, is paid in full, with payments credited first to accrued interest on the Implied Loan Note, and second to the unpaid principal balance of the Implied Loan Note. Thereafter, any remaining funds payable to the Non-Contributing Owner pursuant to this Agreement shall be paid to the Non-Contributing Owner in accordance with its Pro Rata Share.

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2.8. Omitted

2.9. If an Implied Loan Note has not been paid in full to the Implied Lender by the 31st day after the Implied Loan Payment, then the Implied Lender shall have the right to either:

(a) Collect the Implied Loan Note in a suit filed against the Non-Contributing Owner to obtain a money judgment against the Non-Contributing Owner. The rights of the Implied Loan Lender to file and prosecute a suit and enter and enforce a money judgment against a Non-Contributing Owner, by execution, garnishment or otherwise against any or all of the Non-Contributing Owner’s assets, are subject to any provisions of any Mortgage Loan Documents, which may prohibit or limit the exercise of any or all of such rights, so that there shall not be an acceleration of the maturity date of the debt evidenced by any Mortgage Loan Documents or a default under any Mortgage Loan Documents as a result of the entry of such a judgment and/or the enforcement of such a judgment. By executing this Agreement, each Owner agrees that its obligations under an Implied Loan Note are fully recourse to such Owner; or

(b) If permitted by the Mortgage Loan Documents or consented to by the Mortgage Lender, cause the Non-Contributing Owner to deed and convey to the Implied Lender within thirty (30) days after demand, subject to no monetary liens except those affecting all of the Owners’ Interests, a fraction of the Interests of the Non-Contributing, so that after such conveyance the Interests of each Owner equals the fraction of the total capital contributed by each Owner as a percentage of the total equity capital contributed by all Owners after the Additional Contributions. If the Non-Contributing Owner fails to deed and convey as required by the preceding sentence, the Implied Lender shall be entitled to a decree of specific performance. “Mortgage Lender” means (1) the then current holder of Mortgage Loan Documents, if any, or (2) an authorized servicing agent of the then current holder of Mortgage Loan Documents (if any) acting within the scope of the agent’s authority.

3. Management of Property. CPI Fund Manager LLC (“Original Manager”), shall manage the Property pursuant to the provisions of a separate management agreement in the form attached hereto as Exhibit “B” (“Management Agreement”) for a term of approximately one (1) year commencing on the date of the Management Agreement and expiring at midnight on the last day of the eleventh (11th) full calendar month following the date of the Management Agreement unless sooner terminated or extended as hereinafter provided. Original Manager or any other Property manager (“Manager”) may be discharged as Manager at any time for reasonable cause by: (i) vote of all of the Owners if the discharge will not violate the Mortgage Loan Documents; or (ii) as provided for in the Mortgage Loan Documents. Except as may be otherwise required by the Mortgage Loan Documents, the term of the Management Agreement shall be renewed or extended only with the prior consent of all of the Owners. In the event the Original Manager is no longer the Manager, the successor Manager and any successor management contract or extension or renewal thereof, will be substantially in the same form as Exhibit “B” (but with a new term and management fee). The Manager shall at all times be required by the Owners to disburse to the Owners their Pro Rata Shares of Net Cash Flow as required by Section 6. No replacement Manager shall be selected or approved without the consent of all of the Owners. Owners acknowledge that Peter O. Hanson and/or one or more other members of Mr. Hanson’s family, have control and indirect equity interests in one or more Owners and the Manager. Owners waive any conflict of interest arising as a result thereof.

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4. Consent Required to Authorize Leases, Mortgages, etc. All significant decisions with regard to the Property, including, without limitation, (i) leasing, sale or other disposition of the Property, (ii) procurement of any Mortgage Loan, (iii) refinancing of the proposed or any future Mortgage Loan, (iv) modification of any Mortgage Loan Documents, (v) creation or modification of a blanket lien, (vi) amendment, modification (including any stipulations of settlement in connection therewith) or termination of any Lease, (vii) execution, amendment, modification (including any stipulations of settlement in connection therewith) or termination of any other Lease, (viii) making any expenditure in excess of $25,000.00 (or a series of expenditures that equal $50,000 in any one 12 month period) which is not required to comply with the terms and conditions of Mortgage Loan Documents, or any Lease, the Management Agreement approved by all the Owners, and/or any other contract or agreement approved by all the Owners or entered into by the Manager pursuant to authority granted in the Management Agreement, and/or (ix) the execution of any agreement with a fixed term of greater than one (1) year unless terminable on 30 days’ notice without penalty, shall require the consent of all of the Owners. Despite any other provision of this Agreement to the contrary, if there is any actual or apparent emergency, including any material risk of: a default under a Lease, a default under the Mortgage Loan Documents, physical injury or criminal prosecution for violation of any applicable Law; then any Owner or the Manager shall have the authority to take the action reasonably required to abate the emergency after making reasonable efforts to notify the other Owners and Manager of the apparent emergency and contemplated action, which notice may be attempted by telephone, fax, e-mail or in person. Any decisions with regard to the Property which are not governed by the preceding provisions of this Section 4 or other express provisions of this Agreement, shall require the affirmative vote of those Owners holding more than fifty (50.00%) percent of the Interests. If the requisite Owners’ consent is given or deemed given, each Owner shall promptly execute such loan, sale, exchange, lease, contract and other documents as may be reasonably required to effectuate the same.

5. Owners’ Compliance. Each Owner shall comply with the provisions of all Mortgage Loan Documents, Leases, all encumbrances affecting the Property, and all applicable Law. Failure to comply shall be grounds for an action (i) to recover money due, (ii) for damages, (iii) for injunctive relief, (iv) for Litigation Expenses, or (v) any combination of the foregoing. “Law” means all applicable law, including without limitation intended, all common law, treaties, statutes, ordinances, codes, regulations, rules, orders, judgments, decrees and other requirements of Government, including without limitation intended, all Land Use Entitlements. “Land Use Entitlements” means land use conditions, entitlements, permits and/or approvals issued by a Government having authority to do so. "Government" means all federal, state, regional, county, municipal and other governments; and all governmental and quasi-governmental branches, authorities, agencies, districts, courts, tribunals, boards, agencies, departments, commissions, officers, judges, justices, agents, employees, and other instrumentalities.

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6. Income and Expenses. All income and expenses attributable to the ownership of the Property, including without limitation intended, Gross Receipts, shall be shared and borne by the Owners in accordance with their respective Pro Rata Shares. “Net Cash Flow” means the Gross Receipts minus Property Expenses and Reserves. “Gross Receipts” means the rents, income, profits, proceeds and other economic returns arising out of the Property or any portion of the Property, including without limitation intended, the proceeds from a sale or other disposition of the Property or any portion thereof, Mortgage Loan refinancing, condemnation award and casualty insurance. “Property Expenses and Reserves” means: (i) all costs and expenses reasonably incurred by the Owners in connection with the ownership of the Property (including without limitation intended, real estate and personal property taxes and assessments, insurance premiums, management fees, replacements, repairs, maintenance, utilities, professional fees and brokerage commissions); (ii) any debt service or loan repayment secured by a mortgage on the Property; and (iii) reasonable reserves, as agreed by all of the Owners, to satisfy any upcoming or contingent liabilities in such amounts as any Owner reasonably deems necessary and such reserves as are required by a Mortgage Lender. Net Cash Flow shall be paid to the Owners within three (3) business days after collection thereof.

7. Bank Accounts. All funds contributed by the Owners and all Gross Receipts (collectively “Owners’ Funds”), shall be deposited in the name of the Manager as agent for Owner(s) in a separate federally insured bank account or accounts opened by the Manager (“Owners’ Account”); provided, however, that if any Mortgage Lender requires that Gross Receipts or any portion thereof be deposited into any bank account providing additional collateral for a Mortgage Loan, then Gross Receipts shall be deposited accordingly. Unless all of the Owners otherwise consent in writing, the Manager shall use Owners’ Funds solely for operating, managing, leasing, improving, reserves for and other business of the Property in accordance with the terms hereof and the terms of the Management Agreement. Owners’ Funds shall be withdrawn from the Owners’ Account only upon the signature of the Manager or its duly appointed designee. All Owners’ Funds not reasonably needed for acquiring, financing, operating, managing, leasing, improving, reserves for and other business of the Property, shall be distributed by the Manager to the Owners as provided in Section 6.

8. Day-to-Day Management. No Owner is expected to take any part in the day-to-day management of the Property. Day-to-day management of the Property shall be entrusted to the Manager pursuant to the Management Agreement.

9. No Authority to Bind other Owners. No Owner shall have any authority to act on behalf of or to bind the Property or any portion of the Property or another Owner, except as may be specifically provided in this Agreement.

10. Transfer of Interests; Right of Partition

10.1       General. Subject to compliance with the specific terms of this Agreement (including Section 10.2), applicable securities Law and if there is an outstanding Mortgage Loan, compliance with any applicable terms and conditions set forth in the Mortgage Loan Documents, each Owner may sell, transfer, convey, pledge, encumber or hypothecate (each a “Transfer”) the Interests (or any part thereof). For purposes of this Agreement, any Transfer of any direct or indirect ownership or other interest in an Owner that (taking into account any prior such transfers or assignments, and any prior pledges, encumbrances or collateral assignments described below) results in such Owner being controlled (within the meaning of Section 10.5) by a person or persons other than the person or persons that control such Owner on the date hereof (or such subsequent date that a person becomes an Owner in accordance with this Agreement) shall be deemed a Transfer of the Interest of such Owner and, therefore, subject to all of the restrictions and provisions of this Agreement with respect to Transfers of Interests. In addition, any encumbrance, pledge or other collateral assignment of a direct or indirect ownership or other interest in an Owner that, if the pledgee or other assignee were to exercise its right to acquire such interest, would (taking into account any prior transfers or assignments described above and any prior pledges, encumbrances or collateral assignments) result in such Owner being controlled by a person or persons other than the person or persons that control such Owner on the date hereof (or such subsequent date that a person becomes an Owner in accordance with this Agreement) shall be deemed a Transfer of the entire Interest of such Owner and, therefore, subject to all of the restrictions and provisions of this Agreement with respect to Transfers of Interests.

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10.2       Right of First Refusal. Before an Owner (“Selling Owner”) Transfers or becomes obligated to Transfer to a person other than a Permitted Transferee, Selling Owner shall give the other Owners (“Remaining Owners”) notice of the terms and conditions upon which Selling Owner would Transfer (“Transfer Notice”). The Remaining Owners shall have the first right (“Right of First Refusal”), exercisable within twenty (20) days after receipt of the Transfer Notice by delivery of notice to the Selling Owner, to consummate the Transfer on the terms and conditions stated in the Transfer Notice. If more than one Remaining Owner exercises the Right of First Refusal, each Remaining Owner exercising the Right of First Refusal (“Remaining Owner Transferee”) shall be entitled to consummate the Transfer of such portion of the Interest or control as is equal to the Selling Owner’s Pro Rata Share multiplied by a fraction, the numerator of which is the Pro Rata Share of such Remaining Owner Transferee, and denominator of which is the sum of the Pro Rata Shares of all of the Remaining Owner Transferees. The closing of any Transfer pursuant to the exercise of the Right of First Refusal shall occur within sixty (60) days after the delivery of the Transfer Notice to the Remaining Owners. If the Remaining Owners fail to timely exercise the Right of First Refusal, the Selling Owner shall have the right to Transfer the Interest or control which was the subject of the Transfer Notice at any time within six (6) months after the date of delivery of the Transfer Notice to the Remaining Owner(s), to a third party, on terms and conditions not materially more favorable to such third party than the terms and conditions set forth in the Transfer Notice, and for a Transfer price not less than 95.00 percent of the price in the Transfer Notice, after which period the Selling Owner shall again be obligated to comply with the provisions of this Section 10 in connection with any proposed Transfer. If Closing apportionments are not provided for in the Transfer Notice, at the closing of any Transfer any closing apportionments which are then usual and customary in the sale of commercial real estate in the State in which the Property is located, shall nevertheless be made between the parties as of the Transfer closing date.

10.3       Right of Partition. Subject to Section 10.4, the Owners agree generally that each Owner (and any of its successors-in-interest) shall have the right to file a complaint or institute any proceeding at law or in equity to have the Property partitioned in accordance with and to the extent provided by applicable Law. The Owners acknowledge and agree that partition of some or all of the Property may result in a forced sale by all of the Owners. To avoid the inequity of a forced sale and the potential adverse effect on the investment by the other Owners, the Owners agree that, as a condition precedent to filing a partition action, the Owner filing such action shall comply with all applicable procedures set forth in Sections 10.3.1 through 10.3.4.

10.3.1       Purchase Offer. Before the filing of a partition action described in Section 10.3, the Owner filing such action (“Seller”) shall first (i) make a written offer (a “Purchase Offer”) to sell its Interests to the other Owners at a price equal to the fair market value (determined in the manner prescribed in Section 10.3.3) of the Seller’s Interest on the date the Purchase Offer is sent to the other Owners in the same manner in which notices are required to be given; and (ii) fulfill all of the other applicable obligations of the Seller in Sections 10.3.1 through 10.3.4.

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10.3.2  Acceptance of Purchase Offer. The other Owners shall be entitled to purchase the Seller’s Interest pursuant to a Purchase Offer in proportion to their Pro Rata Shares. If any Owner does not elect to purchase its proportionate share of the Seller’s Interest, the other Owners shall be entitled to purchase additional Interests of the Seller in proportion to their Pro Rata Shares. The other Owners shall have twenty (20) days after delivery of the Purchase Offer to accept the Purchase Offer by notice given to the Seller. In the event more than one Owner elects, under this Section 10.3.2, to accept the Purchase Offer, then such Owners shall designate one party to represent all of such purchasing Owners in connection with the determination of the fair market value (“Buyer’s Representative”) and the Closing of the Purchase Offer hereunder. All references to the word “Purchaser” in this Section 10.3 shall be deemed to refer to the Owners who have timely given notice of their election to accept the Purchase Offer. If a Buyer’s Representative is not promptly designated by agreement, the Purchaser who has the largest Pro Rata share of all of the Purchasers shall be the Buyer’s Representative.

10.3.3   Determination of Fair Market Value. The fair market value of the Seller’s Interest shall be the fair market value (without discount for a minority interest or premium for a majority or controlling interest) of the Property multiplied by the Seller’s Pro Rata Share, at the time the Purchase Offer is sent. Fair market value shall be determined within sixty (60) days after the date the Transfer Notice is given, by two independent commercial real estate appraisers, each with at least ten years of experience appraising commercial real estate in a geographic market which includes the Property (“Qualified Appraiser”). One appraiser will be selected by the Seller, and the other by Buyer’s Representative. If within forty-five (45) days after the date the Transfer Notice is given, a Seller or Buyer’s Representative fail(s) to timely appoint a Qualified Appraiser and/or fail to give notice to the other Owners of the appointment, then the fair market value as determined by the Qualified Appraiser, timely appointed and given notice of, shall be determinative. If there are two Qualified Appraisers but they fail to agree in writing upon the fair market value within 60 days after the Purchase Offer is given, then the two Qualified Appraisers shall, within 75 days after the Purchase Offer is given, select a third Qualified Appraiser, who shall determine the fair market value within 120 days after the date the Purchase Offer is given; and the fair market value agreed to in writing by two of the three Qualified Appraisers within 135 days after the Transfer Notice is given or Purchase Offer sent shall be determinative, or if no two Qualified Appraisers agree in writing on the fair market value within 135 days after the Purchase Offer is given, then the mean average of all three Qualified Appraisers’ fair market values shall be determinative. The fees and expenses of the Qualified Appraisers shall be borne by the Seller and the Purchasers in proportion to their Pro Rata Shares immediately prior to the closing of the Transfer.

10.3.4  Closing. The transactions contemplated by the applicable Purchase Offer shall be consummated at Closing at the then-current notice address pursuant to Section 17 of the Seller on the business day agreed upon by the Buyer’s Representative and Seller, provided that such date shall be not less than thirty (30) days and not more than sixty (60) days after the determination of the fair market value. At the Closing, the purchase price shall be paid by the Purchasers to the Seller by wire transfer of immediately available funds to the account or accounts designated by the Seller. The Seller shall execute and deliver at the Closing a deed or other instrument appropriate to convey the entire Interest of the Seller to the Purchaser, and shall deliver to the Purchasers such evidence as the Purchasers may reasonably request showing that the Interest being sold is owned free and clear of any and all claims, liens and encumbrances of any kind or nature, other than the encumbrances which existed when the Property was originally acquired by the Owners and the encumbrances which the Owners thereafter consented to.

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10.4. Procurement of Required Consents. In the event that a Transfer pursuant to Sections 10.1, 10.2 or 10.3 (including a Transfer to a Permitted Transferee) requires the consent of any Mortgage Lender or would cause the acceleration of the maturity date of any Mortgage Loan or any other indebtedness secured by the Property or any part thereof, the Selling Owner or Seller as applicable, shall be responsible for obtaining such consents, all at the expense of the Selling Owner or Seller as applicable; and if such consent is not obtained, the Transfer shall not be consummated and any deposits shall be refunded. If such consent is not obtained because the Selling Owner or Seller failed to make reasonable efforts to obtain the consent, then the abrogation of the Transfer shall not relieve the Selling Owner or Seller of any liability for failure to make such efforts.

10.5. “Permitted Transferee” means (a) with respect to an individual who is an Owner, or with respect to an individual owning any direct or indirect equity interest in an Owner, (i) the spouse or any adult issue of such individual, (ii) custodians or guardians for such individual or his/her spouse or any of his/her adult issue, and (iii) trusts in which each and all of the income beneficiaries and the remaindermen shall be members of the group composed of such individual, his/her spouse and/or his/her issue; or (b) with respect to an Owner which is an entity, such as a corporation, partnership, limited liability company, Delaware statutory trust, etc., any other entity which is controlled (as defined below) by (i) the principals of the Owner or their spouses or adult issue or (ii) the Selling Owner. “Control” or “controlled” means, with respect to an entity, possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such entity whether through ownership of voting securities, contract or otherwise.

10.6. Upon (i) receipt of any required consent to a Transfer of Interests, (ii) exhaustion of any Right of First Refusal under Section 10.2 above; (iii) the passing of title to Interests, (iv) the assignment of the Selling Owner’s or Seller’s right, title and interest in this Agreement, (v) the written agreement of the assignee or other transferee to be bound by all of the terms and provisions of this Agreement and the ratification and approval of all prior acts of the Manager and the Owners, and (vi) the payment by the assignee or other transferee of all reasonable expenses in connection with such admission as a substitute Owner, including but not limited to the cost of the preparation, filing and publishing of any amendment of any assumed name or other certificate relating thereto, the assignee shall become an Owner with respect to the Interests Transferred, in place of the predecessor-in-interest. In the event of the Transfer of title to Interests, the successor-in-interest shall automatically be bound by the provisions of this Agreement. In the event of a dissolution of an Owner, the successors together will have all of the rights and obligations of the dissolving Owner and all rights will be exercised by a majority-in-interest of such successors in the absence of a written agreement between the successors to the contrary.

10.7. Notwithstanding any other provision of this Agreement or applicable Law, at no time shall there be more than thirty-five (35) Owners of the Interests.

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11. Indemnification.

11.1. If a Mortgage Lender required or requires as a condition of funding its Mortgage Loan, that: (i) one or more Owners, be liable, jointly, and severally and not be limited in their financial exposure to their respective Pro Rata Shares, for any obligations under the Mortgage Loan Documents; (ii) one or more other persons acting on behalf of the Owners have personal liability for any obligations under any Mortgage Loan Documents, including, but not limited to, the exceptions to any non-recourse provisions and/or any environmental or hazardous materials indemnity agreement (“Servant”); and/or (iii) one or more Owners designate an individual or entity as a guarantor or indemnitor of any obligations under the Mortgage Loan Documents (collectively “Guarantor”); then as between the Owners the liability and obligation of each Owner will be limited to the applicable Owner’s Pro Rata Share. “Indemnified Party” means any person who is (1) an Owner who becomes obligated to a Mortgage Lender or person claiming through a Mortgage Lender (collectively “Mortgagee Indemnitee”), for any amount in excess of the applicable Owner’s Pro Rata Share of the total obligation owed to the Mortgagee Indemnitee, or (2) any Servant or Guarantor except an Owner, who becomes obligated to a Mortgagee Indemnitee. If there is an Indemnified Party, then the Owners which are not the Indemnified Parties (collectively “Indemnifying Parties”), jointly and severally, shall in proportion to the Indemnifying Parties’ respective Pro Rata Shares, promptly reimburse, indemnify and hold harmless: (x) the Owners who are Indemnified Parties to the extent of the amount in excess of such Indemnified Parties’ Pro Rata Shares of the total obligation owed to the Mortgagee Indemnitee; and (y) all other Indemnified Parties to the full extent of the Indemnified Parties’ liability to the Mortgagee Indemnitee. However, (A) Indemnifying Parties shall have no obligation to reimburse, indemnify or hold harmless any Indemnified Party, for any amount attributable to the gross negligence or willful misconduct of the Indemnified Party; and (B) under no circumstances shall the obligation of an Indemnifying Party to a Mortgage Lender plus the Indemnifying Party’s share of the reimbursement and indemnification obligation to the Indemnified Parties, exceed the Indemnifying Party’s Pro Rata Share thereof. The financial obligation of an Indemnifying Party with respect to any occurrence or claim pursuant to this Section 11.1 is referred to as “Indemnity Payment”. Notwithstanding the foregoing, an Owner shall not be obligated to indemnify any Servant or Guarantor if the basis for the recourse claim by the Mortgage Lender is solely due to the actions of one Owner, for example, a transfer of indirect interests in one Owner in contravention of the Mortgage Documents or the misappropriation or misapplication of rent in contravention of the Mortgage Documents by the Manager who is an affiliate of one Owner, and in such event the Owner responsible for the recourse trigger event shall be the sole Owner responsible to indemnify the Servant or Guarantor under this Section 11.1.

11.2.

(a) In the event any one or more Indemnifying Parties do not make all or any part of their Pro Rata Share of an Indemnity Payment (“Non-Contributing Owners”), the other Owners shall be given the opportunity to contribute the amount of the Indemnity Payment not made, in proportion to such the contributing Owners' Pro Rata Shares, so that those Indemnifying Parties who contribute (“Contributing Owners”) collectively fund the Indemnity Payment. The Contributing Owners who contribute more than their Pro Rata Share of the Indemnity Payment shall be entitled to treat the amounts contributed pursuant to this Section 11.2 as a loan from the Contributing Owners to the Non-Contributing Owners, bearing interest at the Default Rate, secured by the Non-Contributing Owner's Interests and payable on the 31st day after the date the Contributing Owner paid an unfunded portion of the Indemnity Payment.

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(b) The provisions of Sections 2.6 through 2.9 of this Agreement are incorporated in this Section 11.2 by reference as if set forth at length in this Section 11.2; provided, however, that all terms defined in Section 2 shall be deemed replaced by any correlative terms defined in this Section 11.

12. Other Real Estate Investments and Activities. Neither the Owners’ relationship with respect to the Property, nor any provision in this Agreement shall be construed or deemed to restrict in any way the freedom of any Owner or any principal or affiliate of any Owner, to invest in any other real estate or to conduct any other activities involving real estate, including, without limitation the acquisition, development, re-development, leasing, sale, operation or management of real property, without accountability to any other Owner even if such investment or activity is similar to the activities contemplated by this Agreement, competes directly or indirectly with the business and activities of the Owners with respect to the Property, and/or is located in close proximity to the Property.

13. Termination and Continuation.

13.1. Despite the existence of any material Default or other circumstance, no party shall have the right to terminate (i) this Agreement; or (ii) except as otherwise specifically provided for in this Agreement, the rights of any Owner under this Agreement.

13.2. In the event of the dissolution, assignment for the benefit of creditors, death or adjudication of bankruptcy or incompetency of an Owner (“Terminating Owner”), this Agreement shall not be terminated and dissolved, but shall continue and the legal representative, heirs or devisees of the Terminating Owner shall immediately and automatically succeed to and assume the Terminating Owner’s obligations, rights, title and interest in this Agreement and the Terminating Owner’s Interest; subject, however to the applicable provisions of Section 10 above.

14. Default:

14.1. Default: The following events shall constitute a "Default" under this Agreement:

If any Owner ("Defaulting Party") fails to fulfill its respective obligations under this Agreement or Mortgage Loan Documents and a Mortgage Lender, Owner, Guarantor or Manager ("Curer") gives the Defaulting Party notice specifying the breach, and the Defaulting Party fails to cure the breach within thirty (30) days after the date the notice specifying the breach is given; provided, however, that: (i) no notice of breach is required to be given in the case of any actual or apparent emergency or any breach of the Mortgage Loan Documents or any Lease for which there is no cure period; and (ii) if the breach is not reasonably susceptible of being cured within thirty (30) days after the date notice of the breach is given and if a breach under the Mortgage Loan Documents or Lease the cure period thereunder is extended consistent with this clause (ii), then the period to cure the breach shall be extended for such period of time as may reasonably be required, (not to exceed ninety (90) days after the date the notice of the breach is given) so long as the continued existence of the breach would create a default under any Lease or Mortgage Loan Documents, if the Defaulting Party commences the cure of the breach within thirty (30) days after the date the notice of breach is given and diligently pursues the cure of the breach to completion; provided, however, that only one (1) business days’ notice is required for any failure to fulfill any obligation to be performed at or in connection with the Owners’ closing of title to the Property.

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14.2. Curer’s Right to Perform: Upon the occurrence of any Default, the Curer shall have the right but not the obligation to fulfill the breached obligation or warranty of the Defaulting Party. In connection with the fulfillment of any such obligation or warranty and for such purpose, the Curer, its contractors, materialmen and other designees may (peacefully, not forcibly) enter upon the Property subject to the rights of occupants under the Leases, take control of the Gross Receipts and perform the obligation in question, without additional notice and without liability for trespass.

15. Limited Liability. Except for any recourse liability to any Mortgagee Indemnitee or any liability to indemnify an Indemnified Party pursuant to Section 11 above for any recourse liability to any Mortgagee Indemnitee, no Owner or Manager shall have any personal liability under this Agreement or the Management Agreement as a result of a Default, unless the Default: (i) consists of misappropriation of Gross Receipts; (ii) fraud; or (iii) arises out of the use, storage, sale, application or release of hazardous substances, hazardous waste, toxic substances or similar substances or waste. In the absence of personal liability, recourse shall be limited to an Owner’s Interests, including the Owner’s Pro Rata Share of Gross Receipts available for distribution.

16. Dispute Resolution. This Section sets out the exclusive means and forum for resolution of any Dispute. “Dispute” means any controversy, dispute or claim which arises out of this Agreement, or between the Owners and relates to or arises out of the Property, excepting only: (i) any arising out of any claim asserted against an Owner by any third party in which the Owner seeks to assert a third party complaint against another Owner or other party for contribution, indemnification or the like; (ii) any arising out of a dispute over fair market value which is to be determined by appraisal as provided for in Section 10.3; (iii) any claim which must be asserted in a bankruptcy court; and (iv) any suit to collect an Implied Loan Note or compel specific performance pursuant to Section 2.9 above. If there is a Dispute, the parties to the Dispute shall first make efforts to resolve the Dispute through good faith negotiation. If the Dispute is not settled through negotiation within fifteen (15) days after any party to the Dispute demands negotiation; then upon the demand of any party to the Dispute, the parties to the Dispute shall make efforts to resolve the Dispute in good faith by mediation administered by JAMS. If the Dispute is not resolved by mediation within sixty (60) days after any party to the Dispute demands mediation, then the sole and exclusive forum for resolution of such Dispute shall be a New Jersey or United States court having subject matter jurisdiction, that sits for Bergen County, New Jersey (an “Authorized Court”) and any appellate court having jurisdiction to hear an appeal from an Authorized Court. Each Owner hereby irrevocably and unconditionally: (a) submits to the personal jurisdiction of each Authorized Court; (b) acknowledges that, aside from negotiation and mediation, the sole and exclusive venue for resolution of any Dispute is an Authorized Court; (c) waives any rights to object to the venue of an Authorized Court on any grounds including the availability of a more convenient forum; and (d) waives any right to object to the assertion of personal jurisdiction of an Authorized Court; provided, however, that this clause (d) does not waive any right to promptly object to a failure to serve a summons, complaint or other pleading in a manner authorized by Law. Each party to the Dispute shall pay an equal portion of the mediation fees and expenses, subject to the right of the prevailing Owner to an award of Litigation Expenses. However, nothing contained in this Section shall limit the right of any party to the Dispute during an ADR Period: (x) to seek and obtain any interim relief in the Authorized Courts, including without limitation intended, a temporary restraining order, preliminary injunction or receiver; or (y) commence any action or proceeding or otherwise assert any claim, if the failure to commence the action or proceeding or assert the claim during or immediately after the ADR Period would or might reasonably be construed to: (aa) create any bar or defense imposed by Law, including without limitation intended, any filing deadline or any defense based on the statute of limitations or (bb) violate applicable Law. “JAMS” shall mean Judicial Arbitration and Mediation Services, Inc. or any successor organization, or if none, any other nationally recognized organization providing quality mediation services. “ADR Period” means the period of time beginning on the date a Dispute arises and continuing through the period of time the Dispute must be negotiated or mediated pursuant to this Section.

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17. Notices. All notices and other communications provided or permitted to be given under this Agreement (“Notices”) must be in writing and sent by: (i) deposit in the United States mail, addressed to the Owner to be notified, postage prepaid and registered or certified with return receipt requested; (ii) delivery to and acceptance by a reputable nationally recognized overnight courier or postal service for next or second business day delivery; (iii) fax with printed or PDF confirmation of successful transmission thereof (“Fax Transmission Report”); or (iv) e-mail with an acknowledgment of receipt by the addressee Owner or the addressee Owner’s lawyer (“Email Acknowledgment”) which Email Acknowledgment the addressee Owner hereby agrees to provide. Notices given in accordance with this Section shall be deemed given upon delivery to the address of the addressee Owner, or delivery attempted at the address of the addressee Owner during ordinary business hours; provided, however, that any notice given by fax or e-mail transmission shall be deemed given on the date the Fax Transmission Report or Email Acknowledgment is made, as applicable. For purposes of Notices, the addresses of the parties shall be as follows:

Any notice or other communication to Owner must be sent to:

Any notice or other communication to Owner must be sent to:

With respect to CPI East Hampton I LLC:

Attn: Michael M. Hanson
195 North Street, Suite 100
Teterboro, NJ 07608
email: mhanson@cpifunds.com

with copy to:	Cheryl Bozzelli, CPI Fund Manager LLC
195 North Street, Suite 100
Teterboro, NJ 07608
email: cbozzelli@cpifunds.com

With respect to CPI East Hampton II LLC:

Attn: Michael M. Hanson
195 North Street, Suite 100
Teterboro, NJ 07608
email: mhanson@cpifunds.com

with copy to:	Cheryl Bozzelli, CPI Fund Manager LLC
195 North Street, Suite 100
Teterboro, NJ 07608
email: cbozzelli@cpifunds.com

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With respect to CPI East Hampton III LLC:

Attn: Jesse Prince

132 East 43rd Street, Suite 441

New York, New York 10017
email: jesse@myhappynest.com

with copy to:	Attn: Morris F. DeFeo, Jr.
Herrick, Feinstein LLP
Two Park Avenue
New York, NY 10016 email: mdefeo@herrick.com

Each Owner may change its address for Notices by giving ten (10) days prior notice thereof to the other Owners. The lawyers representing the Owners shall have the authority to give any Notice and receipt and acknowledgment of delivery of any Notice required or authorized by this Agreement.

18. Estoppel Certificates. Each Owner shall, from time to time upon not less than twenty (20) days' notice from a Manager, Owner or Mortgage Lender, execute and deliver to such other person a certificate stating that this Agreement is unmodified and in full force, or, if modified, that this Agreement is in full force and effect, as modified, and stating the modifications and stating whether or not, to the best of its knowledge, any specific Owner is in breach or default in any respect under is Agreement, and if in breach or default, specifying such breach or default. Any such certificate delivered pursuant to this Section may be relied upon by any prospective purchaser, assignee, lessee or Mortgage Lender.

19. Miscellaneous.

19.1. Governing Law: Except as otherwise specified in this Agreement or modified by this Agreement, this Agreement and the relationship of the Owners shall be governed by the laws of the State of New Jersey or, if the issues relate specifically to real property law, then by the internal law of the State in which the Property is located without resort to choice of law principles. The law of the State in which the Property is located shall also govern the ownership of the Property.

19.2. Partnership Not Created: The Owners are solely tenants in common, not partners nor joint venturers, and this Agreement shall not be construed as creating a partnership nor a joint venture between the Owners. Each Owner hereby covenants and agrees to report on its federal and state income tax returns all items of income, deduction and credits which result from its Interests. All such reporting shall be consistent with the exclusion of the Owners from Subchapter K of Chapter 1 of the Code. Each Owner further covenants and agrees not to notify the Commissioner of Internal Revenue that such Owner desires that Subchapter K of Chapter 1 of the Code apply to the Owners. Each Owner hereby agrees to indemnify, protect, defend and hold the other Owners free and harmless from all costs, liabilities, tax consequences end expenses (for example, taxes, interest and penalties), including attorneys’ fees and costs, which may result from any Owner so notifying the Commissioner in violation of this Agreement or otherwise taking a contrary position on any tax return, report or other document. Although the Manager shall maintain all of the Owners’ Funds in a single Owners’ Account, there shall be a single casualty, liability and other insurance policies, and the Owners may have common ownership of other assets directly related to the Property; such commingling and common ownership is tolerated solely because of practical or administrative necessity or requirements of third parties; and each Owner shall at all times retain full ownership, dominion and control over its respective Pro Rata Share of such assets, subject to this Agreement.

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19.3. Partial Invalidity. Each provision of this Agreement shall be construed as separable and divisible from every other provision and the enforceability of any one provision shall not limit the enforceability or applicability, in whole or in part, of any other provision of this Agreement. If any provision of this Agreement or its application to any person or circumstances shall to any extent be invalid or unenforceable, the reminder of this Agreement shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law. If and to the extent that any provision in this Agreement violates any governing Law; in addition to the offending provision being deemed deleted to the extent of the violation, the governing Law shall automatically be deemed to be incorporated by reference into this Agreement as applicable, with the same force and effect as if set forth at length in this Agreement.

19.4. Further Assurances. All parties to this Agreement shall execute and deliver such other instruments and do such other acts as may be reasonably requested to carry out the intent and purposes of this Agreement.

19.5. Jurisdiction. The parties hereby consent to the jurisdiction of the courts of the State of New Jersey.

19.6. Consents and Approvals: Whenever this Agreement requires the consent or approval Owners, the person seeking the consent or approval shall provide the person(s) from whom consent or approval is sought with sufficient information for such person(s) to make an informed choice. If an Owner is given a request for consent or approval, and fails to give its consent or approval or notice of the specific reasons for withholding, delaying or conditioning its consent or approval, within fifteen (15) days after the date the Owner is given both (i) the request for consent or approval; and (ii) notice that failure to specify objections in a written response within fifteen (15) days after the request for consent or approval shall be deemed to constitute consent or approval, then the Owner from whom consent or approval is so requested, shall be deemed to have given its consent or approval. Any subsequent request for consent or approval shall be subject to the provisions of this Section. Giving consent or approval in any instance shall not be a waiver of any requirement to obtain consent or approval in any other instance.

19.7.        Attorneys' Fees and Disbursements: If any Owner or Indemnified Party engages a lawyer (i) to collect any money due under this Agreement or otherwise enforce this Agreement (regardless of whether any arbitration, bankruptcy or judicial action or proceeding is commenced); or (ii) in connection with any arbitration, bankruptcy or judicial action or proceeding to enforce or construe this Agreement or the rights or obligations of the Owners as tenants in common, the prevailing party in such collection or enforcement effort, or action or proceeding shall be entitled to recover its Litigation Expenses. If different persons are the prevailing parties on different issues, the Litigation Expenses shall be apportioned in proportion to the value of the issues decided for and against the parties. “Litigation Expenses” means all reasonable costs and expenses whatsoever, paid or incurred by a person under or arising out of this Agreement or by reason of the Owner’s legal relationship as tenants in common, in anticipation of, or during the prosecution, appeal, settlement or enforcement of any action or proceeding whatsoever, including without limitation intended, summary eviction proceeding, bankruptcy case, arbitration proceeding, appellate proceeding, supplemental proceeding and other post-judgment collection efforts. Litigation Expenses shall include without limitation intended, the amounts of judgments, awards and settlements; attorneys' fees and disbursements; expert witness', title search, title commitment, title insurance, stenographers', transcript, filing, printing, copying, marshals', sheriffs', and process servers' fees.

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19.8. Late Charge: If any payment required by this Agreement or any arbitration award or money judgment entered pursuant to this Agreement, is not paid to the person entitled to payment or its designee within ten (10) days after the date the payment is due, then within thirty (30) days after a request made by the person entitled to payment or their designee, the person obligated to make the payment, shall pay a Late Charge. A Late Charge is imposed because it represents a fair and reasonable estimate of the costs that the person entitled to payment will incur by reason of the late payment. Late payments will cause the person entitled to payment, to incur costs not contemplated by this Agreement, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, loss of use of money, administrative, collection, processing and accounting charges, and late charges which may be imposed upon the person entitled to payment by terms of any contract, Mortgage Loan Documents or other relevant instrument. “Late Charge” means a charge equal to five percent (5.00%) of any payment required by this Agreement but not less than $50.00.

19.9. Default Interest: If any payment required by this Agreement is not paid to the person entitled to payment or its designee within ten (10) days after the date the payment is due, then interest shall accrue at the Default Rate on the payment past due from the date payment was due until the date payment is collected by the person entitled to payment or their designee, and such interest shall be due and payable in full monthly in arrears on the first day of each calendar month commencing with the first day of the first calendar month which is more than thirty (30) days after the date the payment was due.

19.10. Rules of Construction. In this Agreement (except as otherwise expressly provided or unless the context otherwise requires) (i) terms defined in the singular shall have comparable meanings when used in the plural, and vice versa, (ii) any pronoun used shall be deemed to cover all genders, (iii) the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) all references to particular paragraphs, sections, items, clauses, exhibits and schedules are references to the paragraphs, sections, items, clauses, exhibits and schedules of and to this Agreement, (v) all references to any person shall include such person's heirs, executors, administrators, successors and assigns, (vi) all references to the Mortgage Loan Documents, Leases, this Agreement or any other agreement, contract or instrument shall be deemed to include any amendments, supplements, extensions, waivers, modifications and replacements thereto and thereof which are made in accordance with this Agreement, (vii) the word “including” shall mean “including without limitation”, (viii) paragraph, and other headings used in this Agreement are intended for convenience only and shall not affect the meaning or construction of this Agreement, and (ix) capitalized terms in this Agreement which are not defined in this shall have the meanings given to them in any other agreement amongst the Owners in which the term is defined.

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19.11. Modifications/Waivers. This Agreement cannot be changed nor can any provision of this Agreement, or any right or remedy of any Owner or other party, be waived orally. Waivers can only be made in writing and the waiver must be signed by the Owner or other party against whom the waiver is sought to be enforced. Any waiver of any provision of this Agreement, or any right or remedy, given on any one or more occasions shall not be deemed a waiver with respect to any other occasion. This Agreement cannot be changed without the written consent of all of the Owners. Except for the Owners, the only other parties entitled to enforce this Agreement are the Indemnified Parties and they are parties solely entitled to enforce Section 11 of this Agreement, as third party beneficiaries. For this reason, no amendment, modification or termination of Section 11 of this Agreement or this Section 19.11 shall be effective unless consented to in writing by the then current Indemnified Parties.

19.12. Successors. The rights and obligations of the Owners and other parties under this Agreement, shall inure to the benefit of and be binding upon the Owners and other parties to this Agreement and all persons who succeed to their respective rights and obligations, subject to the provisions of this Agreement governing, limiting and prohibiting Transfers. Except as otherwise provided in Section 19.11 above, this Agreement shall not be enforceable by any person not a party to the Agreement or their permitted successor in interest.

19.13. Entire Agreement. This Agreement is signed by the Owners and other parties as a final expression of all of the terms, covenants and conditions of their agreement concerning the subject matter of this Agreement and as a complete and exclusive statement of its terms, covenants and conditions and is intended to supersede all prior agreements and understandings concerning the subject matter of this Agreement.

19.14. Conflicts. To the extent the provisions of this Agreement conflict with the provisions of any Mortgage Loan Documents, the conflicting provisions of the Mortgage Loan Documents shall govern so long as the applicable Mortgage Loan has not been satisfied.

19.15. Counterparts. This Agreement may be executed in counterparts with the same force and effect as if all signatures were contained in a single original instrument. Fax, photostatic and digital copies of this Agreement and counterparts shall be given the same effect as originals.

19.16 Author of this Agreement; CONFLICTS OF INTEREST. This Agreement was prepared by Francis A. Ciambrone, Esq., who currently represents various entities in which Peter O. Hanson, Donald Hanson, Stuart Alpert and/or members of their immediate families are principals, including Roebling Investment Company Inc., CPI Medial Fund Manager LLC and SPC Acquisition Company LLC. Each of the Owners were and are strongly encouraged to obtain independent legal counsel to represent their interests before signing this Agreement.

19.17. Transfer Tax. If any Government imposes any tax upon any Transfer of any Interest after the date of this Agreement and a Transfer Notice does not provide otherwise, then the Owners which are parties to the applicable Transfer shall be solely responsible for payment of the tax in proportion to their respective Interests in the Transfer if more than two Owners are parties to the Transfer, or in equal shares if there are only two Owners are parties to the Transfer. The Owners responsible for payment of the tax shall also be responsible for payment of any interest or penalties which may be imposed as a result of the failure to pay the tax when due. By way of example only, if party X conveyed an Interest to Party Y and the State in which the Property is located imposed a transfer tax on the conveyance in the amount of $1,000.00, then $500.00 of the tax would be paid by party X and $500.00 of the tax would be paid by Party Y.

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19.18. Memorandum. Within 20 days after a request made by any Owner, the Owners shall execute and deliver a memorandum of this Agreement in form suitable for recording and sufficient to give record notice of this Agreement to each subsequent bona fide purchaser and mortgagee for value.

19.19. Jury Waiver. Each party to this Agreement hereby expressly WAIVES ANY RIGHT TO TRIAL BY JURY of any claim, demand, action or cause of action (a) arising under this Agreement or any other instrument, document or agreement executed or delivered in connection herewith, or (b) in any way connected with or incidental to the dealings of the parties hereto or any of them with respect to this Agreement or any other instrument, document or agreement executed or delivered in connection herewith, or the transactions related hereto or thereto, in each case whether now existing or hereafter arising and whether sounding in contract or tort or otherwise; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. Nothing in this Section 19.19 is intended to affect the application of the exclusive dispute resolution provisions of Section 16 of this Agreement.

[Signatures on succeeding page(s)]

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IN WITNESS WHEREOF, the Owners have executed, sealed and delivered this Agreement as of the date set forth above.

CPI East Hampton I, LLC
By: SPC Associates, L.L.C., its Manager

By:	/s/ Michael M. Hanson
Name: Michael M. Hanson
Title: Authorized Agent

CPI East Hampton II, LLC
By:	SPC Associates, L.L.C., its Manager

By:	/s/ Michael M. Hanson
Name: Michael M. Hanson
Title: Authorized Agent

CPI East Hampton III, LLC

By:	/s/ Jesse Prince
Name: Jesse Prince
Title: Manager

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